                                File No. 70-9491

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

    ------------------------------------------------------------------------

                               AMENDMENT NO. 2 TO

                                    FORM U-1

                             APPLICATION-DECLARATION

              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
--------------------------------------------------------------------------------



                              COLUMBIA ENERGY GROUP
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            COLUMBIA LNG CORPORATION
                                CLNG CORPORATION
                       COVE POINT LNG LIMITED PARTNERSHIP
                      COLUMBIA ATLANTIC TRADING CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                       COLUMBIA ENERGY RETAIL CORPORATION
                   COLUMBIA ENERGY POWER MARKETING CORPORATION
                      COLUMBIA ENERGY MARKETING CORPORATION
                             ENERGY.COM CORPORATION
                         COLUMBIA SERVICE PARTNERS, INC.
                         COLUMBIA ASSURANCE AGENCY, INC.
                    COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                COLUMBIA TRANSMISSION COMMUNICATIONS CORPORATION
                         TRISTAR GAS TECHNOLOGIES, INC.
                             ENERTEK PARTNERS, L.P.
                          COLUMBIA PIPELINE CORPORATION
                      COLUMBIA DEEP WATER SERVICES COMPANY
                          COLUMBIA FINANCE CORPORATION
                    COLUMBIA ACCOUNTS RECEIVABLE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          COLUMBIA ELECTRIC CORPORATION
                  COLUMBIA ELECTRIC PEDRICK LIMITED CORPORATION COLUMBIA ELECTRIC PEDRICK GENERAL CORPORATION
                COLUMBIA ELECTRIC BINGHAMTON LIMITED CORPORATION COLUMBIA ELECTRIC BINGHAMTON GENERAL CORPORATION

                 COLUMBIA ELECTRIC VINELAND LIMITED CORPORATION
                 COLUMBIA ELECTRIC VINELAND GENERAL CORPORATION
                  COLUMBIA ELECTRIC RUMFORD LIMITED CORPORATION
                 COLUMBIA ELECTRIC LIMITED HOLDINGS CORPORATION
                      COLUMBIA ELECTRIC LIBERTY CORPORATION
                 COLUMBIA ELECTRIC GREGORY REMINGTON CORPORATION
                  COLUMBIA ELECTRIC GREGORY GENERAL CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                         COLUMBIA ENERGY RESOURCES, INC.
                        COLUMBIA NATURAL RESOURCES, INC.
                             ALAMCO - DELAWARE, INC.
                          HAWG HAULING & DISPOSAL, INC.
                         PHOENIX-ALAMCO VENTURES, L.L.C.
                     COLUMBIA NATURAL RESOURCES CANADA, LTD.
                           C/O 900 Pennsylvania Avenue
                              Charleston, WV 25302

                      COLUMBIA GAS TRANSMISSION CORPORATION
                            MILLENNIUM PIPELINE, L.P.
                            12801 Fair Lakes Parkway
                             Fairfax, VA 22030-0146

                       COLUMBIA GULF TRANSMISSION COMPANY
                          TRAILBLAZER PIPELINE COMPANY
                             CGT TRAILBLAZER, L.L.C.
                             2603 Augusta, Suite 125
                                Houston, TX 77057

                      COLUMBIA NETWORK SERVICES CORPORATION
                               CNS MICROWAVE, INC.
                                ENERGYNET, L.L.C.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                          COLUMBIA PROPANE CORPORATION
                              ATLANTIC ENERGY, INC.
                         COLUMBIA PETROLEUM CORPORATION
                                CP HOLDINGS, INC.
                             COLUMBIA PROPANE, L.P.
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                      COLUMBIA INSURANCE CORPORATION, LTD.
                                Craig Appin House
                                 8 Wesley Street
                             Hamilton HM EX, Bermuda
        -----------------------------------------------------------------

              (Names of company or companies filing this statement
                  and addresses of principal executive offices)


                              COLUMBIA ENERGY GROUP
          -------------------------------------------------------------

                (Name of top registered holding company parent of
                          each applicant or declarant)

                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
                         -------------------------------
                     (Name and address of agent for service)

          Names and Addresses of Subsidiary Company Agents for Service:

                       M. A. CHANDLER, Vice President and
                             Chief Financial Officer
                         Columbia Energy Resources, Inc.
                        Columbia Natural Resources, Inc.
                              Alamco-Delaware, Inc.
                          Hawg Hauling & Disposal, Inc.
                         Phoenix-Alamco Ventures, L.L.C.
                     Columbia Natural Resources Canada, Ltd.
                           C/O 900 Pennsylvania Avenue
                              Charleston, WV 25302


                             D. P. DETAR, Treasurer
                          Columbia Electric Corporation
                  Columbia Electric Pedrick Limited Corporation
                  Columbia Electric Pedrick General Corporation
                Columbia Electric Binghamton Limited Corporation Columbia Electric Binghamton General Corporation
                 Columbia Electric Vineland Limited Corporation
                 Columbia Electric Vineland General Corporation
                  Columbia Electric Rumford Limited Corporation
                 Columbia Electric Limited Holdings Corporation

                      Columbia Electric Liberty Corporation
                 Columbia Electric Gregory Remington Corporation
                  Columbia Electric Gregory General Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            S. T. MACQUEEN, Treasurer
                            Columbia LNG Corporation
                                CLNG Corporation
                       Cove Point LNG Limited Partnership
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                           J. W. TROST, Vice President
                    Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            P. R. ALDRIDGE, President
                          Columbia Pipeline Corporation
                      Columbia Deep Water Services Company
                          Columbia Finance Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            C. P. HOLLANDS, President
                    Columbia Accounts Receivable Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            J. W. GROSSMAN, Treasurer
                    Columbia Energy Group Capital Corporation
                Columbia Transmission Communications Corporation
                         TriStar Gas Technologies, Inc.
                             EnerTek Partners, L.P.
                      Columbia Atlantic Trading Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                             S. M. NORDIN, Treasurer
                          Columbia Propane Corporation
                              Atlantic Energy, Inc.
                         Columbia Petroleum Corporation
                                CP Holdings, Inc.
                             Columbia Propane, L.P.
                         9200 Arboretum Parkway, Ste 140
                               Richmond, VA 23236

                     G. A. BARNARD, Treasurer and Controller
                      Columbia Gas Transmission Corporation
                            Millennium Pipeline, L.P.
                       Columbia Gulf Transmission Company
                          Trailblazer Pipeline Company
                             CGT Trailblazer, L.L.C.
                           1700 MacCorkle Avenue, S.E.
                              Charleston, WV 25314

                              D. FURLANO, Treasurer
                      Columbia Network Services Corporation
                               CNS Microwave, Inc.
                                EnergyNet, L.L.C.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                  S. B. RASKIN, Secretary and General Counsel
                      Columbia Energy Services Corporation
                       Columbia Energy Retail Corporation
                   Columbia Energy Power Marketing Corporation
                      Columbia Energy Marketing Corporation
                             Energy.com Corporation
                         Columbia Service Partners, Inc.
                         Columbia Assurance Agency, Inc.
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          S. B. HEATON, Vice President
                      Columbia Insurance Corporation, Ltd.
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
 ------------------------------------------------------------------------------

                (Names and Addresses of Other Agents for Service)

                  Columbia Energy Group ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its nonutility subsidiary companies (collectively, the "Columbia System" or "System"), hereby submit for filing this Amendment No. 2, which restates their Application-Declaration on Form U-1 in File No. 70-9491 in its entirety.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         Columbia seeks authority to restructure the interests held by its wholly-owned gas marketing subsidiary, Columbia Energy Services Corporation ("CES"). In addition, Columbia seeks a general grant of authority to restructure its nonutility interests from time to time, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in the entry by the System into a new, unauthorized line of business. The restructuring could involve the formation of one or more new special-purpose subsidiaries to hold direct or indirect interests in any or all of the System's existing or future authorized nonutility businesses. Columbia also seeks authority for certain related transactions as discussed herein. The subject authority is similar to that recently granted to Cinergy Corp. in SEC File No.70-9319. See Holding Co. Act Release No. 26984 (March 1, 1999).

1.   Reorganization of CES

         CES is Columbia's nonregulated natural gas marketing company, which provides an array of supply and fuel management services to distribution companies, independent power producers and other large end users both on and off Columbia's transmission and distribution systems. CES is the successor in interest to The Inland Gas Company, Inc. ("Inland"), a wholly-owned subsidiary of Columbia.1 In 1993, the Commission authorized Inland to engage in the marketing of natural gas, both for associate and for nonassociate companies. The Columbia Gas System, Inc., Holding Co. Act Release No. 25802 (Apr. 22, 1993) (authorizing Inland to engage in the marketing of natural gas, both for associate and nonassociate companies, as well as to engage in activities related to the management and supply, sale and transportation of natural gas). See also The Columbia Gas System, Inc., Holding Co. Act Release No. 26536 (June 25, 1996) (authorizing the reincorporation of CES as a Delaware corporation).2



--------------

1 Inland formerly owned and operated an interstate natural gas pipeline, gathering facilities and natural gas producing properties, and also engaged in the marketing of natural gas. On October 1, 1992, Inland sold most of its assets to two associate companies, Columbia Natural Resources, Inc. and Columbia Gas of Kentucky, Inc. Inland transferred its service obligations to those companies and discontinued its gas sales and transportation services. The Columbia Gas System, Inc., Holding Co. Act Release No. 25627 (Sept. 10, 1992).

2 This authority was never acted on. As part of the instant application, Columbia seeks authority to reincorporate CES under Delaware law.

         Columbia Energy Marketing Corporation ("CEM") is a special-purpose subsidiary formed as a gas-related company pursuant to Rule 58 to engage in the marketing of gas produced by its associate company Columbia Energy Resources, Inc. (formerly named Columbia Natural Resources, Inc., a Delaware Corporation).

         In 1996, the Commission authorized Columbia to establish one or more new subsidiary companies to market and broker other forms of energy, including electric energy as well as natural gas, manufactured gas, propane, natural gas liquids, oil, refined petroleum and petroleum products, coal and/or wood products and emissions allowances through an Energy Products Company. The Columbia Gas System, Inc., Holding Co. Act Release No. 26610 (Nov. 20, 1996). Pursuant to this authority, in late 1997 Columbia formed Columbia Energy Power Marketing Corporation ("CPM") as a direct, wholly-owned subsidiary of CES.

         Columbia Energy Retail Corporation ("CRC") was formed as an energy-related company pursuant to Rule 58, to engage in retail electric and gas marketing activities within the United States.

         Columbia Service Partners, Inc. ("Service Partners") is a wholly-owned direct subsidiary of CES that provides energy-related services to industrial, commercial and residential customers nationwide. Service Partners was initially established to provide consumer services including safety inspections, appliance financing, billing insurance, appliance repair warranty, gas line repair warranty, merchandising of energy-related goods, commercial equipment service, bill risk management products, consulting and fuel management services, and electronic measurement services, as well as incidental services related to the consumption of energy and the maintenance of property by those end-users, subject to the requirement that more than 50% of the company's revenues would be derived from states in which Columbia's public-utility subsidiaries operate. The Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996) (the "1996 Order"). This limitation was removed, and the list of authorized activities expanded, in a subsequent order. Columbia Energy Group, Holding Co. Act Release No. 26868 (May 6, 1998), as supplemented, Holding Co. Act Release No. 26883 (June 10, 1998) (the "Energy Services Order").

         The Energy Services Order authorizes Columbia and its nonutility subsidiaries to offer goods and services, as more fully described in the order, including Energy Management Services, Consulting Services and related financing services to customers both within and outside the United States. The order also authorizes the provision of Performance Contracting Services, including Asset Management Services, Retail Services, Monitoring and Response Goods and Services and Energy Peaking Services, and to engage in Project Development and Ownership Activities and Customer Appreciation Programs, as well as to provide related financing to customers within the United States.3 Jurisdiction was reserved over such activities outside of the United States. Columbia is authorized to invest up to $250 million through December 31, 2003



--------------

3 Columbia and its nonutility subsidiaries were also authorized to provide incidental goods and services closely related to the consumption of energy and the maintenance of energy consuming property by consumers.

in connection with the proposed sale of goods and services inside the United States, and up to $50 million in connection with authorized activities outside the United States.

         Columbia Assurance Agency, Inc. ("Columbia Assurance"), a wholly-owned subsidiary of Service Partners, was formed to comply with the requirements of state law in connection with the bill insurance activities authorized under the 1996 Order.

         Energy.com Corporation ("Energy.com") is an exempt telecommunications company that was formed in 1997. Through an internet site, Energy.com provides energy consumers access to information on products of affiliated and non-affiliated companies offering energy and energy related products and services, as well as educational information on the energy industry in general.

         Columbia proposes to reorganize CES and its subsidiaries under a new, first-tier subsidiary ("CES Holdings"). The goal of the reorganization ("CES Reorganization") is to simplify, to the extent practical, the existing structure and, in particular, to align each entity with a single 1935 Act authority, whether rule or order. At present, it is contemplated that CES Holdings will own all of the outstanding voting securities of the following companies: (1) CES, which will continue to market and broker natural gas, and through CES, Energy.com; (2) CEM, which will continue to engage in the marketing of gas produced by its associate company Columbia Energy Resources, Inc.; (3) CPM, which will continue to engage in marketing and brokering of other forms of energy;4 (4) CRC, which will continue to engage in retail marketing and brokering activities; (5) Service Partners, which will continue to provide defined energy related services; and (6) Columbia Assurance, which will serve as a licensed broker in connection with the authorized bill insurance activities.

         The proposed restructuring would be implemented as follows: CEG will contribute the stock of CES to a newly-formed, special purpose subsidiary, CES Holdings. Thereafter, CES will sell the stock of its subsidiaries (other than Energy.com) to CES Holdings. The reorganization would be effected as of the first day of a fiscal or calendar year, prospectively or retroactively depending on when CES receives the appropriate authorization.

         To the extent tax implications or other concerns require Columbia to adopt a different structure or employ a different method of reorganization, Columbia requests the flexibility to implement such a reorganization, subject to the condition set forth above, namely, the reorganization will not result in entry into an unauthorized line of business, Columbia has at the time of such reorganization an investment grade rating on its long-term debt securities and the common equity of Columbia, as reflected in its most recent Form 10-K or Form 10-Q at the time of such reorganization, is not below 30% of the System's consolidated capitalization.

2.   Reorganization of Columbia's Existing and Future Nonutility Interests



--------------

4 Columbia recently announced its intention to sell its wholesale gas and electric trading operations. Columbia Energy Group Press Release, August 30, 1999.

         In addition, Columbia seeks authority, from time to time, to restructure its nonutility interests as may be appropriate to enable the System to participate effectively in its authorized nonutility activities. Such restructuring may involve the formation of new subsidiaries and the reincorporation of existing subsidiaries in a different state. A reincorporation could take place by merging the existing subsidiary with a successor incorporated in the desired state.

         Columbia's existing nonutility authority has been granted largely on a subsidiary-specific basis. For administrative, cost-tracking or other reasons, Columbia may wish to restructure its nonutility operations from time to time. Such restructuring could include the consolidation of subsidiaries engaged in similar businesses under a subsidiary holding company, the spin-off of a portion of an existing business to another nonutility subsidiary, or simply the reincorporation of an existing subsidiary in a different state. Even though these transactions would have no impact on public shareholders or on the system public-utility companies or their ratepayers, many of these transactions could otherwise require individual Commission review and order.

         In addition, at present, Columbia has express authority to establish subsidiaries with respect to some of its authorized activities but lacks that authority with respect to others. While Rule 58 obviates this problem with respect to energy and gas-related companies, Columbia seeks the ability to form new subsidiaries as needed to enable the System to participate effectively in its authorized nonutility activities, without the need to apply for or receive additional Commission approval. These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which Columbia, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. Cf. Consolidated Natural Gas Co., Holding Co. Act Release No. 26647 (Jan. 15, 1997). See also National Fuel Gas Co., Holding Co. Act Release No. 26666 (Feb. 12, 1997). These subsidiaries would engage only in businesses to the extent Columbia system is authorized, whether by statute, rule, regulation or order. Columbia does not seek authorization to acquire an interest in any nonassociate company as part of the authority requested in this application.

         The Commission has previously authorized these types of reorganizations on a discrete basis. See, e.g, Consolidated Natural Gas Co., Holding Co. Act Release No. 26509 (April 23, 1996) (authorizing CNG to restructure a specific group of nonutility businesses). Columbia requests similar authority, but on an ongoing basis, to give the System the flexibility it needs to participate effectively in its authorized nonutility businesses. To the extent that these subsidiaries are engaged exclusively in authorized nonutility activities, it would not appear to matter, from a 1935 Act perspective, how the various activities are allocated among Columbia's nonutility subsidiaries. At the same time, the ability to restructure nonutility activities without further Commission approval would give Columbia the flexibility it needs to compete effectively in its nonutility activities.

         The proposed restructuring activities would not involve the entry into another business or otherwise implicate a regulatory concern under the Act. Columbia notes that similar authority has been granted to the Cinergy Corp. See Cinergy Corp., Holding Company Act Release No. 26984 (March 1, 1999). Accordingly, Columbia requests blanket authority for the System to restructure its nonutility operations from time to time as may be necessary or appropriate in the furtherance of its authorized nonutility activities. Columbia will obtain funds for initial and subsequent investments in its new subsidiaries from internally generated funds and/or the proceeds of otherwise authorized financing transactions. Should Columbia provide funds to its new subsidiaries which are then applied to (1) investments in EWGs, FUCOs or Rule 58 companies, the amount of such funds will be included in Columbia's "aggregate investment," as calculated pursuant to Rule 53 or Rule 58, as applicable; or (2) investments in authorized companies, such investments will conform to applicable rules under the Act, including Rules 52 and 45 (b)(4), and applicable terms and conditions of any relevant Commission orders. The conditions of Rule 54 are satisfied: At present, Columbia has no "aggregate investment" within the meaning of Rule 53(a)(1)(i) in exempt wholesale generators or foreign utility companies. None of the disabling conditions under Rule 53(b) exist with respect to Columbia and so Rule 53(c) is inapplicable. The Division in its 1995 Study recommended that the Commission seek to streamline regulation. Implementation of this single proposal would eliminate the need for subsequent filings which, while largely a matter of form, would represent additional demands on the Commission's resources in this area.

                                    * * * * *

         Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has lead to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid a recurrence of this situation, Columbia hereby designates a period from the date of the order in this matter to its express termination by subsequent order as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

                                    * * * * *

         (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

         See Item 1.

         (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

         Not applicable.

         (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

         Not applicable.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with the preparation of the Application- Declaration ....... $7,500.00
Total ............................................................................... $7,500.00


         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

The Columbia Energy Group Service Corporation will render certain legal services at cost.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

The proposed reorganization of Columbia's nonutility holdings is subject to:

Sections 6(a) and 7 - for the issuance of securities in connection with the organization of new companies or the transfer of ownership of securities in a reorganization.

Sections 9(a) and 10 - for the acquisition of securities of a newly organized or existing Columbia subsidiary in a reorganization.

Section 12(c) - for the acquisition, retirement or redemption of securities of Columbia subsidiaries in a reorganization.

Rules 42, 43 and 45 - for acquisitions, retirements, and redemptions of securities by the issuer, sales of securities to associate companies, and capital contributions to associates, all in connection with a reorganization.

Rules 52 and 58 - for the intrasystem financing of nonutility associates and the formation of certain new nonutility subsidiaries in connection with a reorganization.

         And such other provisions of the Act and the rules adopted under the Act as the Commission finds applicable.

         (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

Not applicable.

ITEM 4. REGULATORY APPROVAL

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

Not applicable.

         (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

         Not applicable.

ITEM 5. PROCEDURE

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration. It is requested that the Commission issue its Notice by September 17, 1999 and its order on or before November 5, 1999.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

(a)      Exhibits

         F   Opinion of Counsel for Columbia and Subsidiaries (previously filed)

         G   Proposed Notice (previously filed)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C)in connection with the proposed transaction, also briefly state the reasons for that response.

         The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.



                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                           COLUMBIA ENERGY GROUP

DATE: November 1, 1999              by: /s/ M. W. O'Donnell
     ------------                      -------------------------------------
                                        M. W. O'Donnell, Senior Vice President
                                        and Chief Financial Officer


                           COLUMBIA ENERGY RESOURCES, INC.
                           COLUMBIA NATURAL RESOURCES, INC.
                           ALAMCO-DELAWARE, INC.
                           HAWG HAULING & DISPOSAL, INC.
                           PHOENIX-ALAMCO VENTURES, L.L.C.
                           COLUMBIA NATURAL RESOURCES CANADA, LTD.


DATE: November 1, 1999              by: /s/ M. A. Chandler
     ------------                      -------------------------------------
                                        M. A. Chandler, Vice President and
                                        Chief Financial Officer

                           COLUMBIA INSURANCE CORPORATION, LTD.

DATE: November 1, 1999              by: /s/ N. A. Parillo
     -------------                     -------------------------------------
                                        N. A. Parillo, President

                           COLUMBIA NETWORK SERVICES CORPORATION
                           CNS MICROWAVE, INC.
                           ENERGYNET, L.L.C.
                           COLUMBIA PROPANE CORPORATION
                           ATLANTIC ENERGY, INC.
                           COLUMBIA PETROLEUM CORPORATION
                           CP HOLDINGS, INC.
                           COLUMBIA PROPANE, L.P.
                           COLUMBIA ENERGY GROUP SERVICE CORPORATION
                           COVE POINT LNG LIMITED PARTNERSHIP
                           COLUMBIA ATLANTIC TRADING CORPORATION
                           COLUMBIA ENERGY SERVICES CORPORATION
                           COLUMBIA ENERGY RETAIL CORPORATION
                           COLUMBIA ENERGY POWER MARKETING CORPORATION
                           COLUMBIA ENERGY MARKETING CORPORATION
                           ENERGY.COM CORPORATION
                           COLUMBIA SERVICE PARTNERS, INC.
                           COLUMBIA ASSURANCE AGENCY, INC.
                           COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                           COLUMBIA TRANSMISSION COMMUNICATIONS CORPORATION TRISTAR GAS TECHNOLOGIES, INC.
                           ENERTEK PARTNERS, L.P.
                           COLUMBIA ELECTRIC CORPORATION
                           COLUMBIA ELECTRIC PEDRICK LIMITED CORPORATION COLUMBIA ELECTRIC PEDRICK GENERAL CORPORATION COLUMBIA ELECTRIC BINGHAMTON LIMITED CORPORATION COLUMBIA ELECTRIC BINGHAMTON GENERAL CORPORATION COLUMBIA ELECTRIC VINELAND LIMITED CORPORATION COLUMBIA ELECTRIC VINELAND GENERAL CORPORATION COLUMBIA ELECTRIC RUMFORD LIMITED CORPORATION COLUMBIA ELECTRIC LIMITED HOLDINGS CORPORATION COLUMBIA ELECTRIC LIBERTY CORPORATION
                           COLUMBIA ELECTRIC GREGORY REMINGTON CORPORATION COLUMBIA ELECTRIC GREGORY GENERAL CORPORATION COLUMBIA PIPELINE CORPORATION
                           COLUMBIA DEEP WATER SERVICES COMPANY
                           COLUMBIA FINANCE CORPORATION
                           COLUMBIA ACCOUNTS RECEIVABLE CORPORATION

DATE: November 1, 1999              by: /s/ R. L. Dennis
     ------------                      -------------------------------------
                                        R. L. Dennis, Vice President

                           COLUMBIA GULF TRANSMISSION COMPANY
                           TRAILBLAZER PIPELINE COMPANY
                           CGT TRAILBLAZER, L.L.C.
                           COLUMBIA GAS TRANSMISSION CORPORATION
                           MILLENNIUM PIPELINE, L.P.
                           COLUMBIA LNG CORPORATION
                           CLNG CORPORATION

DATE: November 1, 1999              by: /s/ M. E. Bockelmann
     ------------                      -------------------------------------
                                        M. E. Bockelmann, Vice President